News Release

Alexco Announces Additional 2008 Drill Results at Keno Hill:
Further Silver Mineralization Encountered at Lucky Queen

September 18, 2008 Vancouver, British Columbia -- Alexco Resource Corp. (TSX: AXR, AMEX:AXU) ("Alexco") is pleased to announce further results from its 2008 core drilling program at the Keno Hill Project, Yukon. Exploration drilling continues to intersect native silver mineralization at Lucky Queen, one of several mineralized properties within the Keno Hill silver district targeted for exploration by Alexco in 2008. Previous work by Alexco at Lucky Queen has indicated the presence of narrow, very high grade native silver zones below the historical workings over a strike length of approximately 200 meters. The historic Lucky Queen mine produced approximately 11 million ounces of silver at an average grade of 88.7 ounces of silver per ton from veins and stockworks similar to those encountered by Alexco.

Highlights

  Complete assay results have been received for the twelve core holes drilled in the vicinity of the historical Lucky Queen mine, located in the eastern part of the historic Keno Hill district. Results include the following:

    DDH K08-161 cut an interval grading: 2,249 grams per tonne silver (65.6 ounces per ton), 8.3% lead and 0.4% zinc or 75.8 ounces per ton silver equivalent* over 2.45 meters from 229.48 to 231.93 meters including a 0.35 meter interval grading 11,182 grams per tonne silver (326 ounces per ton), 30.3% lead and 1.7% zinc or 363.9 ounces per ton silver equivalent* from 229.75 to 230.10 meters.

    DDH K08-166 cut an interval grading: 567 grams per tonne silver (16.5 ounces per ton), 0.5% lead and 3.2% zinc or 23.2 ounces per ton silver equivalent*over 1.40 meters from 236.12 to 237.52 meters.

    DDH K08-167 cut an interval grading: 758 grams per tonne silver (22.1 ounces per ton), 14.2% lead and 0.41% zinc or 39.2 ounces per ton silver equivalent*over 0.20 meters from 176.74 to 176.94 meters.

* Silver (Ag) equivalent calculated based on metal prices of US$525/oz Au, US$8.00/oz Ag, US$0.45/lb Pb, and US$0.75/lb Zn; metallurgical recoveries not considered.

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Lucky Queen Drilling and Past Production

The historic Lucky Queen mine, in production from 1927 to 1932, was the highest grade silver producer in the Keno Hill district, producing approximately 11 million ounces of silver from 123,500 tons of ore at an average recovered production grade of 88.7 oz/ton Ag. Drilling by Alexco since 2006 has intersected high-grade silver values in multiple drill holes over a strike length of approximately 200 meters. DDH K08-0161 was drilled to intersect the main Lucky Queen structure approximately 50 meters east of DDH K07-0114, drilled in 2007, and 100 meters west of DDH K06-0018, drilled in 2006. These earlier drill holes intersected grades of 17,380 grams per tonne silver (507 ounces per ton) over 1.12 meters and 13,775 grams per tonne silver (402 ounces per ton) over 0.30 meters, respectively. Mineralization within these intercepts consists of native silver seams, silver wire and wads and disseminated silver sulfosalts, with minor galena and sphalerite hosted in quartzite. The 2008 drilling indicates the Lucky Queen system may contain multiple structures and/or be characterized by local structural repetition. A 3D model of the vein system is currently being constructed to assist in further exploration of this area.

Results of all of the 2008 Lucky Queen drill holes, in addition to all previously released Keno Hill drill hole results, are available on the Alexco corporate website at www.alexcoresource.com. Plan sections for the areas drilled showing the 2008 completed drill holes are also available for review.

Other Activity, Keno Hill District

Alexco is proceeding with underground redevelopment and rehabilitation of the Bellekeno historic mine, located approximately 4 kilometers south of Lucky Queen, in preparation for a minimum 10,000 meter underground advanced exploration and definition drill program, and extraction of a bulk sample. A new decline, being driven approximately 600m to break in to the historic workings, is advancing on schedule and is approximately 50% complete. Breakthrough to the historic workings is targeted for November, 2008. Further updates and details related to the underground work will be provided in the near future.

Notes

True widths have not been determined for all the above reported drill intercepts but are believed to be representative of actual drill thicknesses.

The 2008 exploration drill program and sampling protocol has been reviewed, verified and compiled by Alexco’s geologic staff under the oversight of Stan Dodd, Vice President, Exploration for Alexco Resource Corp. and a Qualified Person as defined by National Instrument 43-101 “Standards of Disclosure for Mineral Properties”. A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples that were delivered to the lab. All drill core samples were shipped to ALS Chemex Labs at Terrace, BC for preparation with fire assay and multi-element ICP analyses done at ALS Chemex Labs facility at North Vancouver, BC.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill district produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.